[SIMPSON THACHER & BARTLETT LLP LETTERHEAD]

VIA EDGAR	March 8, 2006
Re:
Verigy Pte. Ltd.
Registration Statement on Form S-1

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

          On behalf of Verigy Pte. Ltd. (the "Registrant"), we hereby submit, via direct electronic transmission, for filing pursuant to the Securities Act of 1933, as amended (the "Securities Act"), the Registrant's registration statement on Form S-1 (together with exhibits thereto, the "Registration Statement"), relating to the initial public offering of the Registrant's ordinary shares with a proposed maximum aggregate offering price of $115,000,000 (the "Aggregate Offering Price").

          Pursuant to Rule 457(o) under the Securities Act, the Registrant has calculated the registration fee for the Registration Statement based upon the Aggregate Offering Price. The registration fee for the Registration Statement, in the amount of $12,305, has been paid, via wire transfer, to the Commission's bank account at Mellon Bank, Pittsburgh, Pennsylvania, as required by Rule 13(c) of Regulation S-T.

          If you have any questions or require additional information with respect to the foregoing, please contact William H. Hinman Jr., Esq. at (650) 251-5120 or Gregory King, Esq. at (650) 251-5175 of Simpson Thacher & Bartlett LLP.

Very truly yours,
/s/ SIMPSON THACHER & BARTLETT LLP
SIMPSON THACHER & BARTLETT LLP